AMENDMENT NO. 2 TO THE
INVESTMENT ADVISORY AGREEMENT

This Amendment No. 2 (this “Amendment”) is effective as of March 1, 2005 by and between ADVISORS SERIES TRUST, a Delaware business trust (the “Trust”), on behalf of the Edgar Lomax Value Fund (the “Fund”), and The Edgar Lomax Company, a Delaware corporation (the “Advisor”).

RECITALS

WHEREAS, the Trust and the Advisor desire to amend the Investment Advisory Agreement made between them on September 26, 1997, as amended on June 7, 1999,  (the “Agreement”) to update Schedule A of the Agreement; and

WHEREAS, disinterested Trustees of the Trust and the full Board of Trustees have separately ratified this Amendment in person at a regular quarterly meeting of the Board of Trustees on March 10, 2005.

NOW, THEREFORE, the parties agree as follows:

Schedule A of the Agreement is hereby superseded and replaced with Schedule A attached hereto.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

ADVISORS SERIES TRUST on behalf of the Edgar Lomax Value Fund	THE EDGAR LOMAX COMPANY

By: /s/ Douglas G. Hess	By: /s/ Phillip A. Titzer
Print Name: Douglas G. Hess	Print Name: Phillip A. Titzer
Title: President	Title: Vice President

Schedule A

Series or Fund of Advisors Series Trust	Annual Fee rate

Edgar Lomax Value Fund	0.80% of average net assets